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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)


                             (AMENDMENT NO. 4 )(1)


                             Martin Industries, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    57326K102
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [_]      Rule 13d-1(b)
                  [_]      Rule 13d-(c)
                  [X]      Rule 13d-1(d)

--------
       (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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---------------------------                              ----------------------
CUSIP No. 57326K102                      13G               PAGE  2  OF 7 PAGES
---------------------------                              ----------------------


  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      William H. Martin, III
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)
                                                                      (b)
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  3   SEC USE ONLY


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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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 NUMBER OF        5   SOLE  VOTING POWER
   SHARES
BENEFICIALLY          133,125 shares (1)
  OWNED BY        -------------------------------------------------------------
    EACH
 REPORTING        6   SHARED VOTING POWER
   PERSON
    WITH              2,918,347 shares(2)
                  -------------------------------------------------------------

                  7   SOLE DISPOSITIVE POWER

                      133,125 shares (1)
                  -------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER

                      2,918,347 shares(2)
                  -------------------------------------------------------------

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,051,472 shares (1)(2)

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 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       35.44%(3)

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 12    TYPE OF REPORTING PERSON*

                IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1. (A)       NAME OF ISSUER:  Martin Industries, Inc.

ITEM 1. (B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       301 East Tennessee Street
                       Florence, Alabama 35630


ITEM 2. (A)       NAME OF PERSON FILING:  William H. Martin, III

ITEM 2. (B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                       301 East Tennessee Street
                       Florence, Alabama 35630

ITEM 2. (C)       CITIZENSHIP:  United States of America

ITEM 2. (D)       TITLE OF CLASS OF SECURITIES:   Common Stock, $0.01 par value

ITEM 2. (E)       CUSIP NO.:  57326K102

ITEM 3.           Not applicable


ITEM 4.           OWNERSHIP.

         (a)      Amount Beneficially Owned:

                  3,051,472 shares (1)(2)

         (b)      Percent of Class: 35.44% (3)

         (c)      Number of Shares as to Which Such Person Has:

                  (i)    Sole power to vote or to direct the vote:

                         133,125 shares (1)

                  (ii)   Shared power to vote or to direct the vote:

                         2,918,347 shares (2)

                  (iii)  Sole power to dispose or to direct the disposition of:

                         133,125 shares (1)


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                  (iv)   Shared power to dispose or to direct the disposition
                         of:

                         2,918,347 shares (2)


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The reporting person is a member of the committee (the "Administrative Committee") that is responsible for administering the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"), which responsibility includes directing the trustees of the ESOP with respect to the voting of shares held by the ESOP which have not been allocated to the accounts of participating employees and allocated shares for which no voting instructions have been received by the trustees. Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. To the extent dividends are declared and paid, the dividends attributable to the ESOP's shares, including shares allocated to participants' accounts, may, pursuant to the terms of the ESOP, be directed by the Administrative Committee to be used to reduce the debt incurred by the ESOP for its original acquisition of the Common Stock held by the ESOP. In such event, the dividends paid with respect to allocated shares are paid to participants in the form of additional shares released to such participants' ESOP accounts. As of December 31, 1999, the ESOP owned of record 2,917,347 shares of Common Stock, or 34.04% of the shares outstanding at such time, of which 1,875,288 shares had been allocated to the accounts of participating employees.

         In addition to the reporting person, John L. Duncan, William D. Biggs, Jim D. Caudle, Sr., Herbert J. Dickson, Bill G. Hughey, Charles R. Martin, James
J. Tanous and Robert L. Goucher also serve as members of the Administrative Committee, and Robert L. Goucher, William F. Roberts and Roderick V. Schlosser serve as trustees of the ESOP. The individual members of the Administrative Committee and the trustees also beneficially own additional shares of Common Stock in the Company that are not owned of record by the ESOP, and each member has made an individual filing on Schedule 13G. Other than Mr. Goucher, Mr. Roberts and Mr. Schlosser, no member of the Administrative Committee or trustee is currently a participant in the ESOP. The reporting person disclaims beneficial ownership of the shares held by the ESOP and further disclaims that the ESOP and its trustees and Administrative Committee constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable. See Item 6 above.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10. CERTIFICATION.

         Not applicable.


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NOTES TO SCHEDULE 13G

(1) Includes 39,017 shares of Common Stock which Mr. Martin is entitled to acquire pursuant to options to acquire said shares that are exercisable within 60 days. Does not include 4,627 shares of Common Stock which Mr. Martin is entitled to acquire pursuant to options to acquire said shares that are not exercisable within 60 days, and 85,907 shares of Common Stock held by Mr. Martin's spouse, with respect to which shares Mr. Martin disclaims beneficial ownership.

(2) Includes 1,000 shares of Common Stock held jointly by Mr. Martin with his spouse. Also, includes 2,917,347 shares of Common Stock held by the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"). Mr. Martin is a member of the committee that is responsible for administering the ESOP (the "Administrative Committee"), which responsibility includes directing the trustees of the ESOP with respect to the voting of shares held by the ESOP which have not been allocated to the accounts of participating employees and allocated shares for which no voting instructions have been received by the trustees. Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. Pursuant to the terms of the ESOP, the Administrative Committee is responsible for certain investment decisions (including decisions regarding acquisition and disposition) regarding assets held by the ESOP. In the event the trustees of the ESOP receive an offer to sell or to tender all shares of the Common Stock held by the ESOP, the Administrative Committee, without solicitation of approval from participating employees (unless the committee decides otherwise), determines whether or not to tender or sell said shares. Mr. Martin is not currently a participant in the ESOP and disclaims beneficial ownership of the Common Stock held by the ESOP.


(3) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 1999 received from the Issuer on February 2, 2000. Also, solely for purposes of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person had the right to acquire upon exercise of options that were exercisable within 60 days are deemed to be outstanding.



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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2000                         /s/ WILLIAM H. MARTIN, III
       -------------------------              ---------------------------------
                                                     William H. Martin, III



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